Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IT CONTAINS PROPOSALS RELATING TO THE COMPANY ON WHICH YOU ARE BEING ASKED TO VOTE. If you are in any doubt about the action to be taken, you are recommended to immediately seek your own personal financial advice from an appropriately qualified adviser licensed pursuant to the Protection of Investors (Bailiwick of Guernsey) Law, 2020 (as amended) if you are in the Bailiwick of Guernsey, or from another appropriately authorised independent financial adviser if you are in a territory outside the Bailiwick of Guernsey.

If you have sold or transferred all of your Shares in the Company, please forward this document without delay to the purchaser, or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for delivery to the purchaser or transferee.

The Board encourages all Shareholders to appoint the Chair of the meeting as their proxy as early as possible in order to vote on the matters being considered at the AGM. All votes on the Resolutions contained in the Notice of AGM will be held by poll. Updates on any changes to the proceedings of the AGM will be published on WWW.GENIUSSPORTS.COM. Should the situation change, the Company will announce, via press release that will be furnished on a Form 6-K to the Securities and Exchange Commission, any change in the arrangements which it feels would be reasonable and practical to implement.

GENIUS SPORTS LIMITED

(Guernsey company number 68277)

(the “Company”)

Notice of the First Annual General Meeting (the “AGM”)

To be held at 601 Lexington Avenue, New York, NY 10022, United States

at 8.00 a.m. EST on 19 December 2022, which can be joined by Shareholders electronically as set out herein

The definitions used in this document are set out on page 8.

This document should be read as a whole. Your attention is drawn to the letter from the Chair of the Company which is set out on page 3 of this document and which recommends you vote, as applicable, in favour of each of the Resolutions to be proposed at the AGM. Your attention is also drawn to the section entitled “Action to be Taken by Shareholders” on page 1 of this document.

The Resolutions described in this document are conditional on Shareholder approval at the AGM.

The Notice convening the AGM is set out on page 10 of this document.

To be valid, the Form of Proxy Card set out on page 13 of this document should be completed and returned as soon as possible and, in any event, so as to arrive not later than 48 hours (excluding any part of a day that is not a Business Day) before the AGM.

CONTENTS

Letter from the Chair	Page 3

Definitions	Page 8

Notice of AGM	Page 10

Form of Proxy Card	Page 13

EXPECTED TIMETABLE OF EVENTS

Latest time and date for receipt of Forms of Proxy for the AGM	8.00 a.m. on 15 December 2022

AGM	8.00 a.m. on 19 December 2022

Note: All references to time in this document are to Eastern Standard Time.

i

ACTION TO BE TAKEN BY SHAREHOLDERS

In relation to the AGM:

ALL SHAREHOLDERS ARE RECOMMENDED TO COMPLETE AND RETURN THEIR FORMS OF PROXY TO INDICATE HOW THEY WISH TO VOTE IN RELATION TO THE PROPOSALS. COMPLETION AND RETURN OF THE FORMS OF PROXY WILL NOT AFFECT A SHAREHOLDER’S RIGHT TO ATTEND AND VOTE AT THE AGM.

A Shareholder who is entitled to attend and vote at the AGM is entitled to appoint one or more proxies to attend and vote and speak at the AGM instead of that Shareholder, provided that each proxy is appointed to exercise the rights attached to a different Share or Shares held by the Shareholder. A proxy need not be a Shareholder.

Registered holders are requested to complete and return their Forms of Proxy for the AGM as soon as possible and, in any event, not later than 48 hours (excluding any part of a day that is not a Business Day) before the AGM. Where a Shareholder being a body corporate wishes to attend and vote at the AGM, an appropriate letter of representation and suitable identification of the person nominated to represent the body corporate must be presented before the AGM commences.

A list of Shareholders entitled to vote at the AGM as at the Record Date (being 9 November 2022) will be available for inspection during ordinary business hours by any Shareholder at least 10 days prior to the AGM.

You will find on page 13 of this document a Form of Proxy Card for use at the AGM. Shareholders are urged to return their relevant Forms of Proxy and to vote in favour of the Resolutions.

We note that, as we are a foreign private issuer, as defined by the rules of the SEC, we are exempt from the rules and regulations under the Exchange Act and the NYSE related to the furnishing and content of proxy statements. In addition, as a foreign private issuer, we are generally not required to follow the voting requirements applicable to U.S. domestic issuers under the NYSE rules.

You are asked to complete the Form of Proxy Card in accordance with the instructions printed thereon so as to be received by the Company Secretary not later than 8.00 a.m. on 15 December 2022.

Asking questions at the AGM

The Company recognises the importance of being able to answer Shareholders’ questions. Shareholders are invited to email COSEC@GENIUSSPORTS.COM, with any questions relating to the business of the AGM which they would like to have considered. The Company requests that questions be submitted by 15 December 2022 at the latest. The Company will attempt to answer as many Shareholders’ questions as it can in advance of the AGM. If the Company receives a large number of questions on similar topics, it may group those questions and respond to them generally. Shareholders may also ask questions through the electronic meeting facilities.

Electronic meeting

Shareholders may attend the meeting electronically by accessing the CST Proxy AGM website at HTTPS://WWW.CSTPROXY.COM/GENIUSSPORTS/2022 or via telephone access (listen-only) using the following details:

•	Within the U.S. and Canada: 1 800-450-7155 (toll-free); or

•	Outside of the U.S. and Canada: +1 857-999-9155 (standard rates apply).

•	Conference ID: 5957645

Accessing the CST Proxy website

The CST Proxy AGM website can be accessed online using most well-known internet browsers such as Internet Explorer (not compatible with versions 10 and below), Chrome, Firefox and Safari on a PC, laptop or internet-enabled device such as a tablet or smartphone. If you wish to access the AGM using this method, please visit HTTPS://WWW.CSTPROXY.COM/GENIUSSPORTS/2022 on the day.

Logging in

Your control number can be found on your Form of Proxy Card, or you can also obtain this by contacting the Company’s transfer agent, Continental Stock Transfer and Trust, by calling +1-917-262-2373.

To enter the meeting, go to HTTPS://WWW.CSTPROXY.COM/GENIUSSPORTS/2022 and enter your name, email address and 12-digit control number.

Access to the meeting via the website will be available from 7.45 a.m. on 19 December 2022. However, please note that your ability to vote will not be enabled until the Chair formally declares the poll open.

Audio broadcast

The electronic meeting will be broadcast in audio format only. Once logged in, and at the commencement of the meeting, you will be able to listen to the proceeding of the meeting on your device and to speak.

Requirements

An active internet connection is required at all times to listen to the audiocast. It is the user’s responsibility to ensure you remain connected for the duration of the meeting.

Questions

If you have questions about the Proposals or if you need additional copies of this proxy statement or the enclosed proxy card you should contact the Company’s proxy solicitor:

Morrow Sodali LLC

333 Ludlow Street, 5th Floor, South Tower

Stamford, CT 06902

Individuals call toll-free: +1 (800) 662-5200

Banks and brokers call: +1 (203) 658-9400

Email: GENI.INFO@INVESTOR.MORROWSODALI.COM

PART 1

LETTER FROM THE CHAIR

GENIUS SPORTS LIMITED

(Guernsey company number 68277)

(the “Company”)

Directors	Registered office PO Box 656 East Wing, Trafalgar Court Les Banques St Peter Port Guernsey GY1 3PP
Albert Costa Centena
Kimberly Williams-Bradley
Daniel Burns
Gabriele Cipparrone
David Rube Levy
Niccolo McLeod De Masi

Roxana Mirica

Harry Lee You

29 November 2022

Dear Shareholder,

Notice convening the First Annual General Meeting of the Company

I am pleased to write to you with details of the AGM of the Company, which is being held at 601 Lexington Avenue, New York, NY 10022, United States at 8.00 a.m. EST on 19 December 2022, and can be joined by Shareholders electronically as set out herein.

The purpose of this letter is to explain the business to be considered at the AGM.

The AGM will therefore consider and, if thought fit, adopt the following Resolutions:

1.	an ordinary resolution that the annual report, the audited financial statements, the Directors’ report, and the Auditor’s report for the financial year ended 31 December 2021 be received and approved;

2.	an ordinary resolution seeking approval of the re-appointment of Kimberly Williams-Bradley as a Director of the Company;

3.	an ordinary resolution seeking approval of the re-appointment of Daniel Burns as a Director of the Company;

4.

an ordinary resolution for the re-appointment of WithumSmith+Brown, PC as Auditor of the Company with respect to its accounts filed with the U.S. Securities and Exchange Commission from the end of the AGM until the end of the next annual general meeting of the Company;

5.

an ordinary resolution for the reappointment of BDO LLP as Auditor of the Company with respect to its Guernsey statutory accounts from the end of the AGM until the end of the next annual general meeting of the Company;

6.	an ordinary resolution authorising the Directors of the Company to determine the remuneration of each Auditor;

7.

an ordinary resolution that the Company be and is hereby generally and unconditionally authorised, in accordance with section 315 of the Companies (Guernsey) Law, 2008 (as amended) (the “Companies Law”), subject to all applicable legislation and regulations, to make market acquisitions (within the meaning of section 316 of the Companies Law) of its own Shares, on such terms and in such manner as the Directors may from time to time determine and which may be cancelled or held as treasury shares in accordance with the Companies Law, provided that:

a.

the maximum aggregate number of Shares authorised to be purchased under this authority shall not exceed 14.99% of the Shares in issue (excluding Shares held in treasury) as at the date this resolution is passed;

b.	the minimum price (exclusive of expenses) which may be paid for a Share shall be 1% of the average market value of a Share for the three Business Days prior to the day the purchase is made;

c.

the maximum price (exclusive of expenses) which may be paid for a Share shall be not more than 110% of the average market value of a Share for the three Business Days prior to the day the purchase is made; and

such authority shall expire on the date which is 15 months from the date of passing of this resolution or, if earlier, at the end of the annual general meeting of the Company to be held in 2023 (unless previously renewed, revoked or varied by the Company by ordinary resolution), save that the Company may make a contract to acquire Shares under this authority before its expiry, which will or may be executed wholly or partly after its expiration and the Company may make an acquisition of Shares pursuant to such a contract.

Director Appointment Resolutions

The term of office of each of Kimberly Williams-Bradley and Daniels Burns will expire immediately following the close of this AGM. It is proposed that they be re-appointed as Directors at the AGM. They have each confirmed that they are able to dedicate sufficient time to fulfilling their obligations as a Director.

Each proposed director’s biographical information, including his or her principal occupation, business experience, qualifications and other information is as follows:

Kimberly Williams-Bradley

Kimberly Williams-Bradley was appointed to the Board of Directors in July 2021 and sits on the Audit Committee and Compensation Committee, which she chairs as of January 2022. Ms. Williams-Bradley has previously served as Chief Financial Officer of the National Football League and Chief Operating Officer of the NFL Network, from 2003-2006 and 2006-2012 (respectively). Most recently, Ms. Williams-Bradley served as

Executive Vice President & Chief Financial Officer of Warner Bros. Entertainment from 2015-2020. Ms. Bradley holds a B.A. in Japanese/Asian Studies from Connecticut College and an MBA in Finance from Thunderbird School of Global Management. Ms Williams-Bradley’s qualifications to serve on our Board of Directors include her extensive career in executive leadership positions in both the sports and media sectors, her financial acumen and corporate expertise.

Daniel Burns

Daniel Burns is a member of the Board of Directors and has served as a member of the Board of Directors of Genius Sports Group Limited since September 2018. Since 2011, Mr. Burns has served as the Founder and Managing Partner of Oakvale Capital, a corporate finance boutique specialising in the gambling and gaming industries. Mr. Burns is also the owner of Carbon Group Limited, which he founded in 2006. Mr. Burns has an M.A. in Law from the University of Cambridge. Mr. Burns’ qualifications to serve on Genius’s Board of Directors include his significant experience in the gambling and gaming industries and his prior experience as a member of the Board of Directors of Genius Sports Group limited.

The term of office of Harry You will also expire at the end of this AGM, but he is not seeking re-appointment as a Director.

AGM

Set out on page 10 of this document is a Notice convening the AGM to be held at 8.00am on 19 December 2022 at 601 Lexington Avenue, New York, NY 10022, United States, which can be joined by Shareholders electronically as set out herein.

The quorum for the AGM is at least two Shareholders present in person or represented by proxy holding in aggregate not less than a simple majority of all voting share capital in the Company in issue. If, within fifteen minutes after the time appointed for the AGM, a quorum is not present, then the AGM will stand adjourned for seven days at the same time and place.

The agenda for the AGM will be as follows:

1.	appointment of Chair of the Meeting;

2.	to lay before the AGM and to consider the annual report, the audited financial statements, the Directors’ report, and the Auditor’s report for the financial year ended 31 December 2021; and

3.	to consider and, if thought fit, pass the Resolutions set out in the Notice.

You are reminded to take professional advice from an appropriately qualified person. Please also ensure that you have read and understood the terms and conditions set out in this circular.

Action to be taken

Please see the instructions on page 1 of this document.

Recommendation

The Board considers the passing of the Resolutions to be in the best interests of the Company and the

Shareholders as a whole. Accordingly, the Board unanimously recommends that Shareholders vote in favour of the Resolutions proposed at the AGM. Certain of the Directors own Shares in the Company, and all of the Directors who hold Shares intend to vote all of their Shares in favour of the Resolutions.

Yours sincerely,

/s/ David Levy

David Levy

Chair of the Board of Directors

PART 2

ADDITIONAL INFORMATION

Documents available for Inspection

Copies of the following documents are available for inspection on the Company’s website WWW.GENIUSSPORTS.COM:

1.	the Directors’ Report, the Annual Report and the Accounts filed on Form 20-F for the year ended 31 December 2021 and the Auditor’s Report;

2.	the current Memorandum and Articles of Incorporation of the Company;

3.	the Company’s 2021 statutory accounts as approved on 23 November 2022;

4.	any of our public filings with the SEC; and

5.	this document.

DEFINITIONS

The following definitions apply throughout this document, unless the context requires otherwise:

“AGM”	the first annual general meeting of the Company to be held at 8.00 a.m. on 19 December 2022, or any adjournment thereof

“Articles”	the articles of incorporation of the Company, as in force on the date of this document

“Auditor”	means the duly appointed auditor or auditors of the Company (or any of them)

“Board” or “Directors”	the directors of the Company

“Business Day”	means a day, excluding Saturdays or Sundays, on which banks in New York and Guernsey are open for general banking business throughout their normal business hours

“Chair”	David Levy

“Companies Law”	the Companies (Guernsey) Law, 2008 (as amended)

“Company”	Genius Sports Limited (Guernsey company number 68277)

“Company Secretary”

Tom Russell (solicitor: England and Wales);

Jaqueline Grech (attorney: State Bar of Georgia, solicitor: England and Wales),

Carolyn Duncanson

In each case, each individually or collectively as “Company Secretariate”

“EST”	Eastern Standard Time

“Exchange Act”	United States Securities Exchange Act of 1934, as amended

“Form of Proxy Card”	the form of proxy card set out on page 13 of this document for use by Shareholders in connection with the AGM

“Memorandum”	the memorandum of incorporation of the Company

“Notice”	the notice of the AGM set out on page 10 of this document

“NYSE”	the New York Stock Exchange

“Record Date”	at the close of business on 9 November 2022, being the record date for the determination of Shareholders that shall be entitled to receive notice of, and to attend and vote at, the AGM in accordance with article 15.2 of the Articles

“Register”	the register of Shareholders of the Company kept pursuant to the Companies Law

“Resolutions”	the resolutions to be proposed at the AGM as set out in the Notice

“Shareholder”	a registered holder of shares in the Company

“Shares”	the shares in the Company

GENIUS SPORTS LIMITED

(Guernsey company number 68277)

(the “Company”)

NOTICE OF FIRST ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the first annual general meeting of the Company (the “AGM”) will be held at 601 Lexington Avenue, New York, NY 10022, United States at 8.00 a.m. EST on 19 December 2022 for the purpose of considering, and if thought fit, adopting the following resolutions:

ORDINARY RESOLUTIONS

1.	To receive and consider the annual report, the audited financial statements, the Directors’ report, and the auditor’s report for the financial year ended 31 December 2021.

2.	To approve the re-appointment of Kimberly Williams-Bradley as a Director of the Company.

3.	To approve the re-appointment of Daniel Burns as a Director of the Company.

4.

To re-appoint WithumSmith+Brown, PC as Auditor of the Company with respect to its accounts filed with the U.S. Securities and Exchange Commission from the end of this annual general meeting until the end of the next annual general meeting of the Company;

5.

To reappoint BDO LLP as Auditor of the Company with respect to its Guernsey statutory accounts from the end of this annual general meeting until the end of the next annual general meeting of the Company in accordance with section 257(4) of the Companies (Guernsey) Law, 2008, as amended (the “Companies Law”).

6.	To authorise the Directors of the Company to determine the remuneration of the Auditors in accordance with section 259(a)(ii) of the Companies Law.

7.

That the Company be and is hereby generally and unconditionally authorised, in accordance with section 315 of the Companies Law, subject to all other applicable legislation and regulations, to make market acquisitions (within the meaning of section 316 of the Companies Law) of its own Shares (as defined in the Company’s Articles of Incorporation) (the “Shares”), on such terms and in such manner as the Directors may from time to time determine and which may be cancelled or held as treasury shares in accordance with the Companies Law, provided that:

a.

the maximum aggregate number of Shares authorised to be purchased under this authority shall not exceed 14.99% of the Shares in issue (excluding Shares held in treasury)) as at the date this resolution is passed;

b.	the minimum price (exclusive of expenses) which may be paid for a Share shall be 1% of the average market value of a Share for the three Business Days prior to the day the purchase is made;

c.

the maximum price (exclusive of expenses) which may be paid for a Share shall be not more than 110% of the average market value of a Share for the three Business Days prior to the day the purchase is made; and

such authority shall expire on the date which is 15 months from the date of passing of this resolution or, if earlier, at the end of the annual general meeting of the Company to be held in 2023 (unless previously renewed, revoked or varied by the Company by ordinary resolution) save that the Company may make a contract to acquire Shares under this authority before its expiry which will or may be executed wholly or partly.

If this meeting should be adjourned on the basis that there is not a quorum of Shareholders of the Company, in person or by proxy, the adjourned meeting will stand adjourned for seven days at the same time and place.

By order of the Board
Registered Office
PO Box 656
East Wing, Trafalgar Court
Jaqueline Grech	Les Banques
Chief Governance Officer & Deputy Company Secretary	St Peter Port
Date: 29 November 2022	Guernsey
GY1 3PP

NOTES:

1.

A Shareholder entitled to attend and vote at the AGM is entitled to appoint one or more proxies to attend and vote instead of him. The proxy need not be a Shareholder in the Company. To be effective, a Form of Proxy Card, and any power of attorney or other authority under which it is signed (or a copy of any such authority certified notarially), should be marked, signed and dated and returned in the postage-page envelope provided or submitted electronically not less than 48 hours (excluding any part of a day that is not a Business Day) before the time appointed for holding the AGM or adjourned meeting at which the person named in the instrument proposes to vote.

2.

A Form of Proxy for use at the AGM and which will remain valid for any adjournment thereof is enclosed. The appointment of a proxy will not prevent a member from subsequently attending and voting at the meeting in person.

3.	The quorum for the AGM is at least two Shareholders present in person or represented by proxy holding in aggregate not less than a simple majority of all voting share capital in the Company in issue.

4.	To be passed: ordinary resolutions require the approval of a simple majority of the votes cast in favour of each such ordinary resolution.

5.

If within 15 minutes from the time appointed for the AGM a quorum of Shareholders is not present then the meeting shall stand adjourned for seven days at the same time and place, or such other time or place as is determined by the Directors.

6.	Once passed by the requisite majority, the Resolutions will be binding on all Shareholders, irrespective of how or whether they have voted.

FORM OF PROXY FOR SHAREHOLDERS

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY. IMMEDIATE Vote by—Internet 24 Hours—a QUICK Day, 7 Days                a Week EASY or by Mail GENIUS SPORTS LIMITED to Your vote Internet your shares vote authorizes in the same the manner named as proxies if you marked, Votes submitted signed and electronically returned your over proxy the Internet card. must on December be received 18, 2022 by. 11:59 p.m., Eastern Time, INTERNET www.cstproxyvote – .com Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares. Vote at the Meeting – If you plan to attend the annual general meeting virtually or in person, you will need your 12 digit control number to vote electronically at the annual general meeting. To https://www attend: .cstproxy.com/geniussports/2022 MAIL – Mark, sign and date your proxy card and return it in the postage-paid envelope provided. PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY. FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED GENIUS SPORTS LIMITED ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON DECEMBER 19, 2022 THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The undersigned appoints David Levy and Jaqueline Grech, and each of them, as proxies, each with the power to appoint his substitute, and authorizes each of them to represent and to vote, as designated on the reverse hereof, all of the ordinary shares of Genius Sports Limited held of record by the undersigned at the close of business on November 9, 2022 at the Annual General Meeting of Shareholders of Genius Sports Limited to be held at the offices of Kirkland & Ellis LLP at 601 Lexington Avenue, New York, New York 10022 and virtually at: https://www.cstproxy.com/geniussports/2022 on December 19, 2022 at 8:00 a.m. or at any adjournment or postponement thereof. THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS INDICATED. IF NO CONTRARY INDICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF PROPOSALS 1 THROUGH 7, AND IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED AS PROXY HEREIN ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL MEETING. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS. PLEASE MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY. (Continued, and to be marked, dated and signed, on the other side)

Important Notice Regarding the Internet Availability of Proxy Materials for the Annual General Meeting of Shareholders The 2022 Proxy Statement and the 2022 Annual Report to Shareholders are available at: https://www.cstproxy.com/geniussports/2022 PROXY CARD THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS. Please mark your votes like this 1. an ordinary resolution that the annual report, FOR AGAINST ABSTAIN the audited financial statements, the Directors’ report, and the Auditor’s report for the financial year ended 31 December 2021 be received and approved; 2. an ordinary resolution seeking approval of the FOR AGAINST ABSTAIN re-appointment of Kimberly Williams-Bradley as a Director of the Company; 3. an ordinary resolution seeking approval of the FOR AGAINST ABSTAIN re-appointment of Daniel Burns as a Director of the Company; 4. an ordinary resolution for the reappointment FOR AGAINST ABSTAIN of WithumSmith+Brown, PC as Auditor of the Company with respect to its accounts filed with the U.S. Securities and Exchange Commission from the end of the AGM until the end of the next annual general meeting of the Company; 5. an ordinary resolution for the reappointment of FOR AGAINST ABSTAIN BDO LLP as Auditor of the Company with respect to its Guernsey statutory accounts from the end of the AGM until the end of the next annual general meeting of the Company; 6. an ordinary resolution authorizing the Directors FOR AGAINST ABSTAIN of the Company to determine the remuneration of each Auditor; 7. an ordinary resolution that the Company be FOR AGAINST ABSTAIN and is hereby generally and unconditionally authorized, in accordance with section 315 of the Companies (Guernsey) Law, 2008 (as amended) (the “Companies Law”), subject to all applicable legislation and regulations, to make market acquisitions (within the meaning of section 316 of the Companies Law) of its own Shares, on such terms and in such manner as the Directors may from time to time determine and which may be cancelled or held as treasury shares in accordance with the Companies Law, provided that: a. the maximum aggregate number of Shares authorized to be purchased under this authority shall not exceed 14.99% of the Shares in issue (excluding Shares held in treasury) as at the date this resolution is passed; b. the minimum price (exclusive of expenses) which may be paid for a Share shall be 1% of the average market value of a Share for the three Business Days prior to the day the purchase is made; c. the maximum price (exclusive of expenses) which may be paid for a Share shall be not more than 110% of the average market value of a Share for the three Business Days prior to the day the purchase is made; and such authority shall expire on the date which is 15 months from the date of passing of this resolution or, if earlier, at the end of the annual general meeting of the Company to be held in 2023 (unless previously renewed, revoked or varied by the Company by ordinary resolution), save that the Company may make a contract to acquire Shares under this authority before its expiry, which will or may be executed wholly or partly after its expiration and the Company may make an acquisition of Shares pursuant to such a contract.